SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                           Chaparral Resources, Inc.
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                 (Exact name of issuer as specified in charter)

              621-17th Street, Suite 1301, Denver, Colorado 80293
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                    (Address of principal executive office)

Issuer's telephone number, including area code:   (303) 293-2340

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

         1.       Title of security:    $0.10 par value common stock

         2.       Number of shares outstanding before the change:  22,009,192

         3.       Number of shares outstanding after the change:   24,009,192

         4.       Effective date of change:   March 8, 1996

         5.       Method change:
                    Specify  method  (such  as  merger,  acquisition,  exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

               Issuance of shares pursuant to a private placement.

         Give brief description of transaction:

               On March 8, 1996, a subscriber purchased 2,000,000 shares of common stock pursuant to a private placement memorandum dated March 4, 1996.

II. CHANGE IN NAME OF ISSUER

         1.       Name prior to change:  N/A

         2.       Name after change:  N/A

         3.       Effective date of charter amendment changing name:  N/A

         4.       Date of shareholder approval of change, if required: N/A

Date:     March 20, 1996
                                             CHAPARRAL RESOURCES, INC.

                                             /s/ Matthew R. Hoovler
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                                             Matthew R. Hoovler, Vice President
                                             (Officer's signature and title)

    THIS DOCUMENT IS A CONFIRMING COPY OF THE FORM 10-C FILED BY PAPER MARCH 20, 1996.